                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                          Fix-Corp International, Inc.
       -------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   33831C-10-9
                             -----------------------
                                 (CUSIP Number)

                                 Ronald I. Weiss
                         100 Erieview Plaza, 27th Floor
                            Cleveland, OH 44114-1824
                                 (216) 696-3366
       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 23, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   33831C-10-9
            -----------

1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF REPORTING
         PERSONS

         (1)      Mark P. Hershhorn
         (2)      The Hershhorn Group
                  I.R.S. Identification No.: N/A

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

         (1) PF
         (2) WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         (1)      United States
         (2)      Pennsylvania

                           7.   SOLE VOTING POWER                3,035,000

                           8.   SHARED VOTING POWER              0
   NUMBER OF SHARES
  BENEFICIALLY OWNED       9.   SOLE DISPOSITIVE POWER           3,035,000
  BY EACH REPORTING
     PERSON WITH           10.  SHARED DISPOSITIVE POWER         0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,035,000


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.83%

14.      TYPE OF REPORTING PERSON*
         (1) IN
         (2) OO

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Fix-Corp International, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 1835 James Parkway, Heath, Ohio 43056.


ITEM 2. IDENTITY AND BACKGROUND

         (a)      Mark P. Hershhorn

         (b)      2228 E. Deerfield Drive, Upper Providence, PA 19063

         (c) Mr. Hershhorn is Chairman of the Board, Chief Executive Officer, and a Director of the Company. The Company's principal office is located at 1835 James Parkway, Heath, Ohio 43056. Mr. Hershhorn is also the president of the management consulting firm of Hershhorn & Trichon, LLC ("H & T"). The principal offices of H & T is located at 2228 E. Deerfield Drive, Upper Providence, PA 19063. Mr. Hershhorn also serves as the Chairman and Chief Executive Officer of CKS & Associates, a management consulting firm. The principal office of CKS & Associates is also located at 2228 E. Deerfield Drive, Upper Providence, PA 19063.

         (d) Mr. Hershhorn has not been convicted in any criminal proceeding during the last five years (excluding traffic violations or other similar misdemeanors).

         (e) During the last five years, Mr. Hershhorn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected Mr. Hershhorn to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

         (f)      Mr. Hershhorn is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On Friday, April 23, 1999, the United States Bankruptcy Court for the Southern District of Ohio (the "Court"), approved Fix-Corp International, Inc.'s decision to enter into an agreement with the Philadelphia, Pennsylvania-based management consulting firm of Hershhorn & Trichon, LLC ("H & T"). Pursuant to the agreement, the Company elected Mark P. Hershhorn as a director, and the Chief Executive Officer and Chairman of the Board of the Company. Mr. Hershhorn will replace S. Darwin Noll as a director, who resigned effective as of March 12, 1999. Along with the appointment of Mr. Hershhorn, James L. Trichon was named Executive Vice President.

         H & T entered into the employment agreement with the Company for a three year term commencing on March 12, 1999 and ending on March 31, 2002, renewable for successive one year terms. Under the agreement, H & T will be paid a base annual wage of $450,000 plus certain benefits and incentive compensation under a plan to be established by the Board (including an option(1) which was granted to H & T to purchase 2,000,000 shares of the Company's Common Stock for a cost of $.56 per share).

         Also on April 23, 1999, the Company received Court approval for a post-petition bridge loan financing arrangement, which the Company's Board of Directors had previously approved on April 8, 1999. This post-petition, short-term bridge loan financing facility is being provided by The Hershhorn Group (which is also Philadelphia-based and owned and controlled by Mr. Hershhorn) using its own funds. The financing provides for a credit line of $750,000 to be drawn down by the Company. To date, $330,000 has been drawn down. The financing documents provide for a promissory note bearing interest at the so-called "prime rate" charged by National City Bank, NA (Ohio) plus 4%, with interest payable monthly commencing May 1, 1999, as well as security agreements and the issuance of a Common Stock Series "A" purchase warrant. The Note matures on October 9, 1999.

         The Hershhorn Group loan is secured, but is subordinated to the prior security positions of the Company's two prior secured lenders, Coast Business Credit, Inc. and Medallion Capital, Inc. In that regard, The Hershhorn Group has a secured third position on all the Company's U.S. assets and a second position on its Canadian assets. As additional compensation for providing the bridge loan, The Hershhorn Group will receive the Common Stock Series "A" purchase warrant which, when exercised, entitles the holder to purchase 3,000,000 shares of the Company's fully-paid, non-assessable $.001 par value common stock at an exercise price of $.62 per share (being 120% of the closing price on the electronic bulletin board as of the close of business on April 22, 1999). The expiration of the warrant is December 31, 2005.

         All of the 3,000,000 shares of Common Stock beneficially owned by The Hershhorn Group were acquired by it through the grant of Common Stock Series "A" purchase warrant, which warrant was granted to The Hershhorn Group pursuant to an employment agreement entered into between H & T and the Company dated March 12, 1999. The employment agreement and the stock options(1) were approved by the Bankruptcy Court as part of the bankruptcy proceeding. The options(1) may be exercised by H & T only if the management-sponsored plan of reorganization is approved, in which event the options may be exercised at any time during the five-year period following the date of the agreement, subject to the same terms that would apply if the options were granted under the Company's 1997 stock option plan.

         (1) Because stock options are not presently exercisable within 60 days, Mr. Hershhorn at this time is not the beneficial owner of said option shares pursuant to Rule 13d-3(d)(1)(i).

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Mr. Hershhorn's acquisition of the Company's Common Shares, individually and through H & T, was to enable the Company to attract and retain the services of Mr. Hershhorn, H & T and the other individuals associated with H & T upon whom the growth and profitability of the Company will depend in large part, to provide incentive for such individuals to enhance the value of the Company for the benefit of the stockholders, and to strengthen the mutuality of interests between participants and the Company's stockholders by providing equity-based incentive awards. Mr. Hershhorn has assumed control of management of the Company through the services he will provide as a director, Chief Executive Officer and Chairman of the Board of the Company. The purpose of the Warrant grant to The Hershhorn Group was to provide part of the consideration for the short-term financing being given to the Company by The Hershhorn Group and to provide a significant equity position to Mr. Hershhorn for his efforts.

         Depending on market conditions and applicable legal restrictions existing at the time, Mr. Hershhorn, either individually, through H & T or through The

Hershhorn Group, may from time to time increase his beneficial ownership of shares of Common Stock through open market transactions (including brokerage transactions) or by other types of transactions. Mr. Hershhorn, either individually, through H & T or through The Hershhorn Group, may also from time to time dispose of shares of Common Stock beneficially owned by him in open market transactions, in conjunction with a registration statement filed by the Company or otherwise.

         Except as described in this report relating to Mr. Hershhorn and his associates obtaining operating control of the Company, Mr. Hershhorn, either individually, through H & T or through The Hershhorn Group, does not have any present plans or proposals which relate to or would result in any action or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Hershhorn reserves the right to change his plans or intentions at any time and to take all actions he may deem appropriate in the circumstances.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Hershhorn is presently the beneficial owner of 3,035,000 Common Shares, assuming exercise of the warrant held by The Hershhorn Group, which is presently exercisable within 60 days of the date hereof. The shares of Common Stock held by Mr. Hershhorn include: (1) 35,000 shares owned directly by Mr.

Hershhorn and (ii) 3,000,000 shares of Common Stock issuable upon exercise of the warrant held by The Hershhorn Group. Beneficial ownership at present excludes 2,000,000 shares of Common Stock held by H & T, because such shares are subject to options not presently exercisable within 60 days hereof. Based on the number of shares of Common Stock outstanding as of May 1, 1999, the 3,035,000 shares beneficially owned by Mr. Hershhorn represent approximately 8.83% of the Common Stock of the Company presently issued and outstanding.

         (b) Number of shares of Common Stock as to which Mr. Hershhorn has:

                  (i)   Sole power to vote or direct the vote: 3,035,000

                  (ii)  Shared power to direct the vote: 0

                  (iii) Sole power to dispose or direct the disposition:
                        3,035,000

                  (iv)  Shared power to dispose or to direct the disposition: 0

         (c)      See Item 3.

         (d)      See Item 6.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    As of the date hereof, neither Mr. Hershhorn, H & T, nor The Hershhorn Group is a party to any contract, arrangement, understanding, or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Shares, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Shares.




ITEM 7. MATERIAL FILED AS EXHIBITS

See Exhibits 1-4 of Fix-Corp International, Inc., Form 8-K, filed May 5, 1999, which are incorporated herein by reference.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Mark P. Hershhorn, for himself and
                                            for The Hershhorn Group


May 7, 1999                                 By:  /S/ Mark P. Hershhorn
-----------------                               ----------------------
     Date                                        Mark P. Hershhorn